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18006279

SEC Mail Processing Section

MAR 01 2018

Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salient Capital, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe Street, 8th Floor
(No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew Waddell 415-869-6377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Drew Waddell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salient Capital, L.P., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLYN BACKER ALVARADO
Notary Public - California
San Francisco County
Commission # 2169550
My Comm. Expires Oct 25, 2020

Signature

CFO
Title

Carolyn Backer Alvarado
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Salient Capital, L.P.
Contents
December 31, 2017

weaver
Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm

To the Partners and Management of
Salient Capital, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (a Texas Limited Partnership) (the Partnership) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion the financial statement presents fairly in all material respects, the financial position of the Partnership as of December 31, 2017 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Partnership's auditor since 2015.

Houston, Texas
February 28, 2018

Salient Capital, L.P.
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 206,010
Accounts receivable	40,300
Due from affiliates	2,550
Prepaid expenses and other assets	63,482
Total assets	$ 312,342
Liabilities and Partners' Capital	
Accrued liabilities	$ 62,045
Due to affiliates	36,276
Total liabilities	98,321
Partner's capital	
General Partner	(111,029)
Limited Partner	325,050
Total partners' capital	214,021
Total liabilities and partners' capital	$ 312,342

The accompanying notes are an integral part of the financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") and operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Partnership and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of customers. Because the Partnership effects no financials transactions with customers as defined in Rule 15c3-3(a)(1), the Partnership does not maintain a Special Account. The Partnership's general partner (with a 1% ownership interest) is Salient Capital Management, LLC. The Partnership relies on continued funding by its partners. The partners have the capacity to fund the Partnership's continued operation and do so by making periodic capital contributions.

As of December 31, 2017, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of American ("GAAP").

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of American necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts. The Company's cash and cash equivalents are on deposit with major U.S. banking institutions. Such deposits normally are in excess of federally insured limits. The Company periodically assesses the financial condition of these institutions and assesses credit risk.

Accounts Receivable

The Partnership's receivables arise primarily from placement fees due from customers and are generally due within thirty days.

The need for an allowance for doubtful accounts is based on management's assessment of collectability of specific accounts, the aging of the receivable, the historical experience, and other currently available evidence. If actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Partnership could be adversely affected. As of December 31, 2017, no allowance has been recorded.

Income Taxes

As a partnership, the Partnership is not subject to federal taxes on its income. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Taxes margin tax.

The partnership follows the guidance issued in accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process.

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based on technical meters, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the larges5t amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2017, there were no amounts that had been accrued with respect to uncertain tax positions. Additionally, the Partnership did not incur any interest or penalties.

The Partnership has an annual federal partnership tax filing requirement (Form 1065). Additionally, the Partnership has an annual Taxes franchise tax filing requirement. None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Taxes Comptroller of Public Accounts. Any potential examinations may include question the timing and amount of deductions, the nexus of income amount various tax jurisdictions and compliance with U.S. federal, state and local laws.

2. Net capital requirement

The Partnership, as a broker-dealer register with the SEC, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Partnership's net capital was $107,689, which was $101,134 above its minimum requirement of $6,555. The ratio of aggregate indebtedness to net capital was 0.91 to 1.

3. Related party transactions

Under a management agreement with the sole limited partners, Salient Partners, L.P., the limited partner provides all management and back office services to the Partnership. The limited partner also pays certain overhead expenses, as defined in the management agreement. The Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice. Management fee expenses for the year ended December 31, 2017, were $410,591.

During 2017, the Partnership entered into agreements with four of its affiliates in which it earns fees for certain services provided. Fee income related to these agreements totaled $3,484,032 for the year ended December 31, 2017. This revenue is associated with referral fees that certain registered representatives of the Partnership are entitled to referral fees pursuant to such representatives' compensation agreements. This revenue was offset by $3,482,678 paid to these registered representatives related to funds managed by Salient Advisors, L.P., Salient Capital Advisor, LLC, and Endowment Advisors, L.P. affiliated investment advisors of the Partnership.

4. Concentrations of credit risk

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2017, the Partnership had no deposits in excess of federally insured amounts.

5. Subordinated debt obligations

During the year ended December 31, 2017, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

6. Subsequent Events

The Partnership has evaluated all events for recognition and disclosure subsequent to December 31, 2017 through February 28, 2018, the date these financial statements were available to be issued.

Salient Capital, L.P.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2017

(This report is deemed public in accordance with rule 17a-5 (e)(3))